PMU News Release #08-02 TSX, AMEX Symbol PMU

January 23, 2008

SURFACE TRENCHING AT SANTA RITA PROJECT REVEALS HIGH GRADE GOLD OVER WIDE VEIN WIDTHS

Surface trenching and sampling at Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) Santa Rita gold project in El Salvador has revealed bonanza gold grades in the southern portion of the Trinidad vein across significantly wider surface vein widths than previously encountered. Assay composite results for each trench are presented below.

Trench Number	Gold (g/t)	Surface Vein Width (m)	Trench Elevation
SR-01	36.44 g/t	5.10	385.2
SR-02	38.19 g/t	4.90	387.1
SR-03	12.83 g/t	4.55	379.5
SR-04	16.82 g/t	5.40	373.4
SR-05	17.52 g/t	3.50	364.4
SR-06	12.18 g/t	3.65	362.8
SR-09	11.86 g/t	5.70	352.3
SR-10	10.99 g/t	3.35	350.6
SR-11	8.47 g/t	1.80	399.6
SR-12	6.26 g/t	2.35	399.3
SR-13	1.74 g/t	2.50	397.2
SR-14	8.93 g/t	2.65	396.9
SR-15	17.97 g/t	3.55	393.9
SR-17	1.700 g/t	3.45	386.7
SR-19	0.226 g/t	3.15	411.7
SR-20	0.12 g/t	1.00	413.6
SR-21	0.017 g/t	2.30	421.2
SR-22	0.17 g/t	2.00	425.5
SR-23	0.12 g/t	2.28	425.7
SR-24	0.43 g/t	2.60	425.2
SR-25	0.05 g/t	2.35	422.0
SR-27	0.37 g/t	4.15	421.5
SR-28	1.85 g/t	5.00	421.0
SR-29	0.54 g/t	3.00	410.0
SR-30	1.00 g/t	1.95	399.1
SR-32	0.51 g/t	3.75	393.6

Pacific Rim dug these trenches perpendicular to the Trinidad vein exposing its full surface width, over a strike length of approximately 750 meters at intervals of approximately 25 meters, then mapped, chip sampled, and reclaimed the trenches. An additional 800 meters of the Trinidad vein north of the current work area has yet to be tested by a detailed mapping and sampling program.

As with previous surface sampling along this particular segment of the Trinidad vein where the vein is traced up and over a hill, gold grades appear to be highest on the flanks of the hill and decrease toward the top of the hill.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Pacific Rim believes that the top of the ‘productive interval’ at the Trinidad vein is at approximately 390 meters above sea level elevation. Typical of many similar epithermal systems, vein exposures mapped and sampled by the Company above the productive interval (i.e. above 390 meters elevation, at the top of the hill) have returned low gold grades and vein exposures below that elevation (i.e. within the productive interval, on the flanks of the hill) have returned bonanza gold grades.

Previous surface chip and grab sampling of the Trinidad vein yielded anomalous gold grades of between 6.43 and 118.0 g/t gold over vein widths of 1-2 meters (see Pacific Rim news release #05-15). The Company’s recent trenching program has revealed that the vein is significantly wider than previously understood, ranging from 1.0 to 5.7 meters across and averaging approximately 3.4 meters in surface width in the trenches presented above.

Pacific Rim recently resumed limited exploration work at the Santa Rita project following its voluntary suspension of work there in late 2006, when Santa Rita became the target of intermittent anti-mining protests led by a small El Salvadoran Non-Governmental Organization (“NGO”) utilizing protestors imported from outside the Santa Rita area (readers are referred to news release #06-24 and #06-25 and the Company’s 2007 Annual Report for additional background information). During the intervening 12 months, the Company purchased the surface rights over the high grade section of the Trinidad vein, giving the Company unlimited access to the property, built new roads to access the vein, and continued its public service and charitable works in the Santa Rita area. In recent months a marked decrease in protest activity at Santa Rita was noted. Consequently, the Company assessed little risk to a resumption of limited exploration work and commenced the trenching program reported on herein. Pacific Rim intends to continue surface exploration at Santa Rita through the coming months.

“Santa Rita is clearly an outstanding exploration project, with outcropping bonanza gold grades over significant vein widths and every indication is that the best part of the system lies at depth,” states Tom Shrake, President and CEO. “Our partnership with the local community has resulted in our ability to resume our exploration work at Santa Rita with the vast majority of the local populace supporting our efforts. We will continue to build upon this community relationship as we advance our exploration efforts. Clearly, we have built a social license at Santa Rita that is extended nationally, as a majority of El Salvadorans support responsible mining. We look forward to continuing our exploration work at Santa Rita and advancing this outstanding target.”

The Santa Rita project adjoins the northwest corner of the Company’s El Dorado project, with the Trinidad vein at Santa Rita located approximately 15 km north of the Minita deposit at El Dorado.

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and exploration assets in Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer. The Company’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

National Instrument 43-101 Disclosure
Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work within El Salvador including the Santa Rita project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. Gehlen has confirmed that the results presented herein are accurately summarized from original assay certificates. Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: the continuation of mineralization at depth and the true width of the Trinidad vein; the Company’s ability to earn and maintain its social license to work at the Santa Rita project; the possibility of future protests that could disrupt the Company’s exploration work or social programs at Santa Rita; the eventuality and timeframe for conducting a drill program at Santa Rita; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com